

May 23, 2011

Mr. Paul Li
 Chief Financial Officer
SEN YU INTERNATIONAL HOLDINGS, INC.
19 West 44th Street, Suite 1108
New York, New York 10036

> **Re: Sen Yu International Holdings, Inc.**
> **Supplemental response letter dated March 31, 2011 regarding the**
> **Form 10-K for fiscal year ended June 30, 2010**
> **File No. 0-12792**

Dear Mr. Li:

We have reviewed your supplemental response letter to us dated March 31, 2011 in response to our letter of comment dated February 22, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K (Fiscal Year Ended June 30, 2010), As Amended

Explanatory Note, page 4

1.   Please expand the disclosure in this note to describe in bullet format (i.e., given the quantity of changes) the reasons for the changes to the original Form 10-K, as reflected in amendment nos. 1, 2, and 3. The explanatory note should include an opening narrative discussion indicating you are including added disclosures in MD&A and the audited financial statement notes, along with revisions and reclassifications made to the audited financial statements. Your disclosure of amending the original Form 10-K in order to respond to certain comments from the SEC is not appropriate and should be deleted.

Business Agents, page 11

Golden Lotus: Sale of Breeding Swine

2.   We have reviewed your response to prior comment 2. Please expand the disclosure to indicate, if true, that other than the Sales Agreement with Golden Lotus, whereby Golden Lotus has exclusivity to sell your breeding swine in the Heilongjiang province, there is no related party relationship or contractual arrangements between you and them. Further, disclose that Golden Lotus is an independent company with separate operations apart from its business with you, and that you have no financial, voting interest, or operational control over this entity.

3.   We have reviewed your response to prior comment 3. Please expand the second paragraph to also specifically state that (i) the breeding boars and sows ("breeding swine") that you produce at your two breeding farms are sold to Golden Lotus at local market price, at which point of sale you recognize revenue, and (ii) payments of the purchase price from Golden Lotus to the Company is due within 30 days after delivery of the breeding swine. Further, revise the sentence that begins with "However, its sales price may not exceed…" and replace with clarifying language that Golden Lotus sells the breeding swine to qualified Wang Da Farmers subject to a maximum markup of 20% of the original purchase price between you and Golden Lotus.

Wang Da: Fodder Supply and Commercial Hog Repurchase

4.   We have reviewed your response to prior comment 5 and it appears that Wang Da does a substantial amount of its business with you, based on the significance of revenues earned by them from you. Disclose and tell us if you have any financial or voting interest, and/or managerial or operational control of the business affairs of Wang Da, other than your being entitled to assume Wang Da's legal rights against the franchisee farmers if Wang Da defaults in its obligations to you. Tell us also why Wang Da should not be considered a variable interest entity for consolidation purposes under guidance of ASC Topic 810-10-15-13, or consolidated given that the contractual agreement with you generates the majority of its revenues, under ASC Topic 810-10-15-18.

5.   We have reviewed your response to prior comment 6. See the last paragraph that begins with "Our agreement with Wang Da provides that if Wang Da fails to satisfy…"   Please expand the last sentence to specifically describe the "additional assets" you would have access to in the event the sale of the hogs from Wang Da would be insufficient to satisfy Wang Da's obligations to you. In this regard, it is unclear from your response the additional assets of Wang Da you would assume. In this regard, your response states that 93% of Wang Da's current assets are composed of cash, accounts receivable, prepayments, other receivables and inventory. Please disclose, if true, that you have access to these current assets to satisfy the debt obligation to you. Further, please

disclose the last three sentences of your response regarding responsibility for Wang Da's liabilities and the rights of other creditors to Wang Da's assets.

Risk Factors

Risks Relating to Our Business and Industry, page 21

If we fail to establish and maintain an effective system of internal controls, we may not be able to report our financial results accurately or to prevent fraud. Any inability to report and file our financial results accurately and timely could harm our business and adversely impact the trading price of our common stock.

6.   In the penultimate paragraph under this heading, please clarify in the second sentence that your management concluded on February 10, 2011, rather than 2010, that the financial statements should no longer be relied upon. In addition, clarify that management, after consultation with, rather than upon recommendation by, your independent public accountants, concluded that the financial statements should no longer be relied upon. Reference is made to the Item 4.02 Form 8-K filed on February 16, 2011.

Management's Discussion and Analysis
Results of Operations

Cost of Sales and Gross Profit, page 45

7.   We have reviewed your response to prior comment 16. Please include a separate line item within Cost of Goods Sold to disclose the amount of losses on disposal of inventories. If you believe the line item not to be significant for separate statements of operations line item disclosure, please advise. Nevertheless, please expand the disclosure under MD&A- Cost of Sales and Gross Profit to provide a narrative discussion of the amount of losses on disposal of inventories due to culling and mortality of commercial hogs that are included in Cost of Goods Sold, similar to your discussion under MD&A-General and Administrative Expenses for culling and mortality of breeding sows.

Bad Debt for Advance to Suppliers, page 46

8.   We have reviewed your response to prior comment 14. Please expand the disclosure to further clarify your need to have increased the allowance rate from 0.5% to 5% given that you can assume the rights of Wang Da under its Fodder Supply and Commercial Hog Buy-Back Agreements with Wang Da Farmers, and that you can withhold or stop monies advanced to Wang Da. In this regard, we note your response provides risk management controls that you evaluated in determining the 5% reserve amount; however, please tell us and disclose the reasons that these risks exist, or the circumstances that have arisen with Wang Da where increased risks of not receiving the commercial hogs as repayment of the monies advances have changed beginning in April 2009.

General and Administrative Expenses, page 46

9.   We have reviewed your response to prior comment 12. Please expand the disclosure
        regarding the 200,000 common shares issued to consultants to disclose, if true, that of the
        $1.2 million value of such shares, approximately $1.12 million has been deferred and
        treated as unearned compensation at June 30, 2010, whereas the remaining portion has
        been recognized as compensation expense for the service period from April 16, 2010
        through June 30, 2010. Also, please provide this disclosure in Note 12(d) to the financial
        statements, along with a cross-reference to Note 12(e), Shares Base Compensation and
        Unearned Compensation.

Other Income (Expense), page 46

10.   Please revise the first paragraph under this heading to remove references to "abnormal
        losses" to the extent this pertains to losses on disposal of fixed assets and inventories,
        which have been reclassified to within income from operations. Further, please delete the
        last sentence of the third paragraph, or expand to describe how disposal reimbursement
        and abnormal losses impact interest expense and/or other income (expense).

Liquidity and Capital Resources, page 47

11.   See the second paragraph. Please clarify that the derivative liabilities-warrant amount is
        $13.65 million rather than $413.65 million.

Net Cash Provided by Operating Activities, page 48

12.   We have reviewed your response to prior comment 13. Please expand the disclosure to
        state that your customers, Beijing 5th Meat Market and Dahongmen, pay you for the
        commercial hogs you sell them within a relatively short period of time (i.e., 5 to 7
        working days) and such monies generate working capital to finance your operations,
        including the advances to Wang Da. Please also specifically clarify and disclose, if true,
        that Wang Da repurchases the commercial hogs on your behalf from the Wang Da
        farmers at market value, and then transfer the hogs to you which are recorded as
        inventory. Separately, please tell us if the value you assign to the inventory is the same
        as the market value that Wang Da purchases from the Wang Da farmers. Also, please
        disclose that the advances you provide Wang Da are sufficient for them to supply the
        fodder to the Wang Da farmers and also for them to repurchase the commercial hogs
        from the Wang Da farmers. See also our comments below under Note 5, Advances to
        Suppliers, Net.

Index to Exhibits, page 66

13.   We note your response to prior comment 15. Please file the employment agreements
        with your executive officers as exhibits to your amended 10-K.

<u>Report of Independent Registered Public Accounting Firm, page F-2</u>

14.   Due to the restatement of the fiscal year ended June 30, 2010 financial statements, please give consideration to revising the auditors' report to include an explanatory paragraph that describes the restatement and also to dual date the report for the restatement footnote number 17.

<u>Consolidated Statements of Cash Flows, page F-7</u>

15.   We note the amount you present for the line item "Net Income" represents the net income attributable to Sen Yu International Holdings, Inc. Please revise to present the amount of net income attributable to the consolidated company, including the non-controlling interests. Similar revision should be made to the September 30, 2010 Form 10-Q/A. Refer to ASC Topic 230-10-45-28. The statements of cash flows should begin with net income for the consolidated group as a whole before deducting the noncontrolling interest portion.

<u>Note 3. Summary of Significant Accounting Policies, page F-10</u>

<u>s. Employee welfare benefits</u>

16.   We have reviewed your response to prior comment 18. Please reconcile the disclosure of the penultimate sentence that begins with "However, commencing in January, 2008, per new Chinese regulations, employee welfare plans <u>no longer required of the Company</u>" with that of your response that "However, commencing in January, 2008, as per new PRC regulations, employee welfare benefit plans <u>will be recognized when incurred instead of accrued</u>. In this regard, please revise the disclosure to be consistent with your response.

17.   Please tell us more about the nature of the employee welfare plan both before and after the implementation of the new Chinese regulations. You indicate that you accrued 14% of aggregate salaries and that you made "annual pre-tax contributions" as required by law. We assume that you made these contributions directly to the government and that the government actually ran the plan and assumed the liability to individual citizens. We also assume that you contributed and/or utilized the entire 14% of the salaries that you accrued each period. Please advise supplementally and in detail.

18.   In addition, tell us how you now recognize benefits "when incurred." That is, tell us whether you make payments to the government annually or whether you make payment to the individuals who worked for you. Explain whether the payments go solely to retirees or whether some of the welfare benefits go to current employees. Please tell us how you determine the amount of the benefits you must pay each period. For example, tell us whether the government tells you the actual amount you owe annually. In

addition, please clarify whether the plan qualifies as either a defined contribution plan or a defined benefit plan and/or whether it also covers other types of benefits. Finally, you state that you recognize "welfare expenses as incurred under U.S. GAAP."   Please provide us with your basis in U.S. GAAP for this accounting methodology. We may have further comments upon review of your response.

19.   Explain the reasons for (and components of) the material reduction in total plan expenses in fiscal 2010 when compared with fiscal 2009.

Note 5. Advances to Suppliers, page F-18

20.   We have reviewed the additional disclosure included in this note based on your response to prior comment 13. See the table of components of the advances to suppliers. Please reconcile the amount in this table with that shown on the face of the balance sheet. To the extent, the table is comprised solely of that pertaining to advances to Wang Da, please disclose.

21.   Please expand the discussion under "Feed" to indicate, if true, that monies you advance to Wang Da are also used for them to supply you with feed for your breeding hogs. Also, please tell us how the "Feed" category differs from the "Fodder used on Sen Yu Farms" category. Please tell us in detail if, how and when amounts in these categories would be offset, given that you are purchasing the feed and fodder directly for your use.

Note 11. Commitments, page F-22

22.   We have reviewed your response to prior comment 20. Please expand the introductory paragraph to clarify these commercial hog sales contracts are normal sales contracts that do not result in the sale or purchase of a derivative financial instrument.

Note 12. Stockholders' Equity, page F-23

c. Series B Convertible Preferred Stock

23.   We have reviewed your response to prior comment 21. See the last paragraph under this heading. Please delete the penultimate sentence regarding the conversion price at June 30, 2010 for the first amendment on December 2, 2010. The disclosure should be limited to the most recent amendment for the year ended June 30, 2010, as such represents the restated amounts.

d. Common Stock

24.   We have reviewed your response to prior comment 22. Please expand the disclosure with respect to the 601,870 common shares issued to Primary Capital LLC and Mr. Ling Liu, to indicate, if true, these shares were issued in settlement of a dispute and please describe

the dispute. Reference is made to disclosure in MD&A – Results of Operations - General and Administrative Expenses, which indicate such shares were issued to settle a dispute. Clarify if the shares were issued related to the closing of the reverse merger (and identify the reverse merger was with Advanced Swine and cross-reference to Note 1) and/or in settlement of the completion of the twenty-four month consultant arrangement which began in May 2008, and which we assume ended by June 30, 2010. Also clarify that the proposed financing transaction where you will issue another 3% of common shares to Primary Capital LLC has not yet occurred.

Note 13. Basic and Diluted Earnings Per Share, page F-27

25.   We have reviewed your response to prior comment 23. See the schedule of computations in arriving at diluted shares. Please provide us with your detail computation of 733,122 common shares and 1,414,413 common shares for the Convertible Note and Warrant, respectively. Please explain how you calculated these numerical share amounts. In addition, it is unclear from the first paragraph as to your issuance of Series F warrants. Please advise of the issuance of any Series F warrants or revise to indicate Series E warrants.

Note 17. Restatement, page F-28

26.   We note you have reflected the restatement data as of the amendment filing date of February 18, 2011. Please update to disclose the restatement data is as of the most recent amendment, i.e., Form 10-K/A#3 for fiscal year ended June 30, 2010.

Item 9A. Controls and Procedures, page 56

Disclosure Controls and Procedures

27.   We have reviewed your response to prior comment 24. Please revise this paragraph to indicate that the original filing of Form 10-K had concluded that 'disclosure controls and procedures' were effective, and that after reassessment of your internal controls and procedures and the material weaknesses identified, as discussed under Management's Report on Internal Control over Financial Reporting, management has now concluded that 'disclosure controls and procedures' were not effective at June 30, 2010. Your current disclosure in this section refers to the conclusion of the effectiveness of internal control over financial reporting rather than of disclosure controls and procedures. Please revise. This comment is also applicable to the September 30, 2010 Form 10-Q/A whereas you should further expand to indicate that after reassessment, your Chief Executive Officer and Chief Financial Officer have concluded that your disclosure controls and procedures were not effective at September 30, 2010.

Form 10-Q (Quarterly period ended September 30, 2010), As Amended

General

28.   Please revise the September 30, 2010 Form 10-Q to reflect the above comments on the
        June 30, 2010 Form 10-K/A, as applicable.

Explanatory Note

29.   Please delete the language that 'in order to response to certain comments of the staff to
        the SEC.' Also, please consider revising the detailed information to provide in a bullet
        format. See our comment above on the June 30, 2010 Form 10-K/A.

Note 14. Basic and Diluted Earnings Per Share, page 23

30.   See the schedule of computations in arriving at diluted shares. Please provide us with
        your detail computation of 1,920,633 common shares, 2,061,905 common shares, and
        1,224,642 common shares for the Convertible Preferred Stock, Convertible Note and
        Warrants, respectively. Please explain how you calculated these numerical share
        amounts. In addition, it is unclear from the first paragraph as to your issuance of Series F
        warrants. Please advise of the issuance of any Series F warrants or revise, as appropriate.

Note 18. Restatement, page 24

31.   Please expand this note to also include restatement financial data for the statements of
        operations for the comparative three months ended September 30, 2009.

Disclosure Controls and Procedures

32.   See the fourth paragraph. Please clarify that management, <u>after consultation with</u>, rather
        than upon recommendation by, your independent public accountants, concluded that the
        financial statements should no longer be relied upon. Reference is made to the Item 4.02
        Form 8-K filed on February 16, 2011.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328, or Margery Reich, Senior Staff Accountant, at (202) 551-3347, if you have questions regarding comments on the financial statements and related matters, and J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217, regarding comments on legal matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief